BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

São Paulo, August 3, 2017

To:

Brazilian Securities and Exchange Commission

Rua Sete de Setembro, 111, 33rd floor

Rio de Janeiro – RJ

For the Attention of: Mr. Guilherme Rocha Lopes - Manager of Corporate Oversight 2

Mr. Raphael Acácio Gomes dos Santos de Souza – Superintendent of Company Relations (acting)

Ref.: Response to Written Notice N° 240/2017/CVM/SEP/GEA-2

Dear Sirs,

BRF S.A. (“BRF” or “Company”), wishes to make the following explanations in response to Written Notice N° 240/2017/CVM/SEP/GEA-2 (“Written Notice”), transcribed in Appendix I of the present letter.

As already stated in the Announcement to the Market disclosed on 02.08.2017 (“Announcement to the Market”), BRF confirms that the Regional Federal Court of the 3rd Region (“TRF-3”) upheld the conviction which had been imposed in the first instance against Mr. José Roberto Pernomian Rodrigues (“Mr. José Roberto”), former Vice President of the Company, with the imposition of a prison sentence of 4 years and 2 months under a semi-open regime (and not 5 years and 2 months as mentioned in the news items referred to in the Written Notice). The Company announces that it was informed by Mr. José Roberto that this decision was not final and would be subject to applicable legal measures, including appeals.

The Company reiterates that, in line with the understanding of the legal advisors it consulted, this decision by the TRF-3 court does not prevent Mr. José Roberto from continuing to exercise his position as a manager in listed companies, as this decision is not final and the conviction imposed on him does not come within any of the cases foreseen in article 147, clause 1, of Law Nº 6.404/1976.

In any case, as was stated in the Announcement to the Market, Mr. José Roberto resigned his position as Vice-President of BRF on 02.08.2017, as he believes this is the most appropriate measure to take at this time.

BRF believes that the facts mentioned above do not constitute a Material Fact, within the terms established in CVM Instruction Nº 358/2002, as the Announcement to the Market also referred to the existence of the case which was duly disclosed in the regular public information provided by the Company and refers to situations that occurred more than ten years ago that have no relation to the exercise of Mr. José Roberto´s activities in BRF. In terms of the broad mention of “another 16 pending legal cases”, the Company announces that neither it or Mr. José Roberto have any idea of what this number refers to.

Resposta ao Ofício n° 240/2017/CVM/SEP/GEA-2

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BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

We remain at the disposal of the Commission for any explanation you feel necessary.

São Paulo, August 3, 2017

Pedro de Andrade Faria

Global CEO, CFO and Investor Relations Director

Resposta ao Ofício n° 240/2017/CVM/SEP/GEA-2

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BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Appendix I – Written Notice Nº 240/2017/CVM/SEP/GEA-2

Written Notice Nº 240/2017/CVM/SEP/GEA-2

Rio de Janeiro, August 2, 2017.

To Mr.

PEDRO DE ANDRADE FARIA

Investor Relations Director of

BRF S.A.

Rua Hungria, 1.400, 5th floor − Jardim Europa

01455-000 São Paulo − SP

Tel.: (11) 2322-5717

E-mail: acoesRI@brf-br.com

CC: emissores@bvmf.com.br; nortega@bvmf.com.br; apereira@bvmf.com.br; ccarajoinas@bvmf.com.br

Subject: Request for explanations on news item published in the media

Dear Director,

1.            Our attention has been drawn to a news item which appeared in the Folha de S. Paulo newspaper on the Internet site on August 2, 2017, entitled "Legal authorities order prison for the right hand man of Abilio Diniz in BRF” (“Justiça manda prender braço direito de Abilio Diniz na BRF" in the original Portuguese), which contains the following information:

Legal authorities order prison of right-hand man of Abilio Diniz in BRF

IGOR GIELOW

FROM SÃO PAULO

02/08/2017 02:00 – Updated at 08:17

The Federal Justice authorities have ordered the imprisonment of Abilio Diniz´s main ally in BRF, thereby increasing the pressure on the businessman´s position as chairman of the board of directors of the leader of the processed food market in Brazil.

José Roberto Pernomian Rodrigues, BRF´s vice-president of Integrity, will have to serve  a sentence of 5 years and 2 months in a semi-open regime, following a decision by the Regional Federal Court of the 3rd Region, in São Paulo.

In a ruling on an appeal made on July 20, the appeal court judge Nino Toldo upheld the sentence passed in the two lower court rulings but agreed to change the initial ruling that the sentence should be served in custody to a semi-open regime. The executive can appeal and can continue to work but will have to sleep in the prison.

Anexo I à Resposta ao Ofício n° 240/2017/CVM/SEP/GEA-2

BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

The case has nothing to do with BRF. Pernomian, or JR as he is called, was convicted of fraud in the importing of computers in 2007. He was even arrested.

JR was the director of Mude, the representative in Brazil of the American computer manufacturer Cisco. At that time, his defense denied any irregularities. At the end of 2016, the Administrative Tax Appeals Board (local acronym Carf, a body of the Finance Ministry) ordered  JR and his then partners to pay R$ 2.64 billion as a result of the case.

NEGLECTFUL MANAGEMENT

The Folha has learned that a group of BRF shareholders is preparing a complaint of neglectful management to the CVM and its American counterpart, the SEC, as the company is listed on the New York Stock Exchange.

They are likely to call for JR to be dismissed and are also questioning the company management which lost R$ 658 million from 2016 to March 2017.

The management blames the recession and the effects of the Brazilian Federal Police´s Operation known as Weak Flesh which has been investigating suspected irregularities and corruption of inspectors since March.

The criticism is not shared by all. One board member heard said the company was already showing positive signs, with the recovery of parts of the market that had previously been lost.

As BRF´s main shareholders are two state-owned company pension funds, Petros (Petrobras, with 14% of control) and Previ (Banco do Brasil, 13%), the government has been alerted to the criticism.

On April 3, president Michel Temer (PMDB) received governors and senators from states where BRF operates: Goiás (Marconi Perillo, PSDB), Mato Grosso (Pedro Taques, PSDB), Paraná (Beto Richa, PSDB) and Santa Catarina (the deputy governor, Eduardo Pinho Moreira, PMDB).

BENDINE

They handed over a restricted circulation document in which they claimed the PT had put its representatives on the board of directors, which at that time included Aldemir Bendine, ex-CEO of Petrobras and Banco do Brasil, who was imprisoned last week as part of Operation Car Wash.

The Folha had access to the document which said in relation to the case of JR: "This is proof of the absolute lack of standards.” In relation to the company leadership, it said: “It is time for a change”.

As a result, the meeting of the Board of Directors which took place 23 days later removed Bendine and another name linked to the PT, the former Previ chairman, Sérgio Rosa, from the group.

Anexo I à Resposta ao Ofício n° 240/2017/CVM/SEP/GEA-2

BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

They were nominated by the funds during the PT government. The PT also placed two former directors who were on the bribes payroll of the rival company JBS, according to the plea bargaining claims by businessman Joesley Batista. They are suspected of intending to help in the purchase of BRF by the rival.

Abilio, for his part, was re-elected chairman of the board of directors on that occasion precisely because the company was under fire from the Weak Flesh Operation.

According to another board member heard by the Folha, the JR issue was only discussed at the third meeting of the board when it had been newly constituted. He said the issue will have to be dealt with by BRF´s CEO, Pedro Faria – a partner of the Tarpon fund, one of the controllers of the company who has held the position since 2014.

An application within the Weak Flesh Operation for JR´s imprisonment was denied but he was forcibly taken to testify and saw two subordinate directors being detained.

JR was a consultant of Abilio in the dispute with the French group Casino for control of Pão de Açúcar. Even though his appeal against the conviction was underway and he faced another 16 pending legal cases, he joined BRF in 2013 as a consultant. He became legal director and was elected in 2016 for a two-year term of office as vice-president in the compliance and corporate ethics area.

RESPONSE

José Roberto Pernomian Rodrigues did not want to comment on the legal decision.

In a note, BRF stated that "it had always known about José Roberto´s situation, which did not create any obstacles to him operating as a manager".

However, it also said that, "if necessary, BRF will take the responsible measures in the best interest of its business, within the terms of the legislation and its internal rules". The company said the case "concerns facts that occurred over ten years ago, which are not related to his current activities and do not interfere in the work in BRF". Abilio Diniz did not want to give an interview. Intermediaries say he has confidence in JR and in his innocence.

2.            Further to this, we require your comments on the authenticity of the claims which appear in this news item, particularly in relation to the underlined excerpts. Should the authenticity be confirmed, we require further explanations related to the matter and also wish you to inform us of: (i) the reasons why you did not believe the matter constituted a Material Fact within the terms of CVM Instruction Nº 358/02; and (ii) the reasons why you believe the situation of the manager does not constitute a breach of article 2 of CVM Instruction Nº 367/02 and article 147 of Law Nº 6.404/76.

Anexo I à Resposta ao Ofício n° 240/2017/CVM/SEP/GEA-2

BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

3.            This response should include a copy of this Written Notice and be sent to the IPE System, category “Announcement to the Market”, as an “Explanation on CVM/BOVESPA consultations”. Meeting the requirements of this request for your explanations through an Announcement to the Market does not exempt you from any  investigation of responsibility for failing to disclose a timely Material Fact, within the terms of CVM Instruction Nº 358/02.

   We would highlight the fact that, within the terms of article 3 of CVM Instruction Nº 358/02, the Investor Relations Director is responsible for disclosing and communicating to the CVM and, should it be the case, the stock exchange and organized over-the-counter market in which the company´s shares are traded, any material act of fact that has occurred or is related to its business, as well as to strive to ensure that this information is widely and immediately disclosed, simultaneously in all markets where the shares are traded.

  We would also remind you of the obligation stated in the single paragraph of article 4 of CVM Instruction Nº 358/02, related to the questioning of the managers and controlling shareholders of the Company, along with all other persons with access to material acts or facts, with the aim of determining whether these persons had any knowledge of information that should be disclosed to the market.

  We warn that this administrative authority has the powers, under its legal attributions and, based on clause II, of article 9, of Law Nº 6.385/1976, and article 7 copied with article 9 of CVM Instruction Nº 452/2007, to impose a punitive fine, of R$ 1,000.00 (one thousand Reais), regardless of other administrative sanctions, should this present official inquiry letter, now also sent by e-mail, not be answered within 1 (one) working day.

Anexo I à Resposta ao Ofício n° 240/2017/CVM/SEP/GEA-2